July 25, 2024

Brian O. Newman
Chief Financial Officer
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, GA 30328

        Re: United Parcel Service, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            Filed February 20, 2024
            File No. 001-15451
Dear Brian O. Newman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis, page 23

1. We note that you present various non-GAAP measures on pages 24 through 42, although differentiation from similar GAAP measures is limited to using the term adjusted in the label (e.g. adjusted diluted earnings per share; segment measures of adjusted operating expenses, adjusted operating profit, and adjusted operating margin; and consolidated measures of adjusted compensation and benefit, adjusted total other expense, adjusted total operating expenses, adjusted investment income and other, adjusted other income and (expense), adjusted income tax expense, and adjusted effective tax rate).

        We believe that disclosures made in presenting non-GAAP measures should more clearly convey their nature as non-GAAP measures, than is provided by the term adjusted in isolation of the term non-GAAP, either within the label, as a header to sections within tabulations that include such measures, or in close proximity to an associated discussion and analysis. Please modify your disclosures as necessary to clearly identify
 July 25, 2024
Page 2

       any adjusted measures that are not compiled in accordance with GAAP, as non-GAAP measures, consistent with the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K and the
       Answer to Question 100.05 of our Compliance & Disclosure Interpretations for Non-
       GAAP Measures. You may view this guidance at the following website address:
       https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

2. We note that in presenting various non-GAAP measures you have made adjustments to eliminate the effects associated with costs that you have reported as transformation strategy costs, which you characterize as compensation and benefits, or something other than compensation and benefits, on page 131 of your financial statements. However, you have not described your initiatives and strategies sufficiently to understand why these would be excluded in compiling your non-GAAP measures.

       Given that you first associated this category of costs with a "multi-year enterprise-wide transformation strategy" in 2018, and have continued to report such costs for six years with no update on the plan, other than to identify an incremental initiative involving workforce reduction at the end of 2023, it is unclear how these costs would not constitute normal, recurring, cash operating expenses that are necessary to operate the business.

       Please expand your disclosures to provide information about the transformation strategies undertaken each year, including the associated costs, any qualitative results, and the status of the plans. Please address the guidance specific to MD&A that we have provided in
       SAB Topic 5:P.4, to the extent directly applicable for restructuring, disposal and exit activities, or by analogy where this would yield meaningful disclosure.

       Tell us why you believe the transformation strategy costs are appropriately excluded in calculating the non-GAAP measures that you present, considering the extended period over which such costs are recurring, and explain why you believe the adjustments would not be contrary to the guidance in the Answer to Question 100.01 of our Compliance and
       Disclosure Interpretations for Non-GAAP Measures, if this is your view.

       In conjunction with the foregoing, provide us with a schedule listing the particular facets of each phase of the plan that were implemented each year since the plan was introduced, including the associated costs, and describe the scope and duration of each phase.
       Please identify the specific changes that were made to processes and technologies, and explain how you have assessed any resulting modernization, quality enhancement, and efficiency, which were initially set forth as objectives of the plan.

3. We note that you have included various non-GAAP measures along with the earnings releases filed on Form 8-K on January 30, 2024 and April 23, 2024, under the heading
          Reconciliation of GAAP and Non-GAAP Income Statement Items
presented in Exhibit
       99.1 and the    Reconciliation of GAAP and As Adjusted Income Statement
Data
       presented in Exhibit 99.2 of those current reports.

       However, reconciliations provided under those headings each identify an entire column of activity as non-GAAP measures, even though some of the components appear to be
 July 25, 2024
Page 3

       unadjusted GAAP measures. We see that you have excluded revenues from these tabulations though have included many line items that generally appear on an income statement, such as operating expenses, operating profit, other income and expenses, income tax expense, and income before and after taxes.

       Please modify your disclosures as necessary to more clearly identify and differentiate non-GAAP measures from GAAP measures and to adhere to the guidance in the Answer to Question 102.10(c) of our Compliance and Disclosure Interpretations for Non-GAAP
       Measures, i.e. to avoid giving undue prominence to non-GAAP measures by using an income statement format when presenting non-GAAP measures.

Financial Statements
Note 18 - Transformation Strategy Costs, page 131

4. We note your disclosure explaining that you are undertaking an enterprise-wide transformation that includes various initiatives that will involve changes to processes and technology, and will impact your global direct and indirect operating costs. You identify a workforce reduction initiative that resulted in a $205 million expense accrual in
       2023, though do not address any other activities associated with costs of $435 million for
       2023, $178 million for 2022, and $380 million for 2021.

       We see that you have been reporting transformation strategy costs for six years and had attributed those costs to a plan that was adopted in 2018, until 2022 when that reference was removed from your disclosure. We note that you have reported $1.956 billion in transformation strategy costs since the introduction of your plan.

       Please revise your disclosure to include further details about your transformation strategy initiatives, to include clarifying the extent to which you regard the associated activities as restructuring, exit or disposal activities subject to the disclosure requirements in FASB
       ASC 420-10-50-1, which you may consider either directly applicable or by analogy in formulating meaningful disclosures about your transformation strategies.

       For example, this may entail descriptions of the associated activities, the facts and circumstances leading to the expected activities, expected completion dates, and for the various relevant activities, the total amounts expected to be incurred, amounts incurred during the period, and cumulative amounts incurred to date.
 July 25, 2024
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation